                               [EXTENDICARE LOGO]

               3000 STEELES AVENUE EAST, MARKHAM, ONTARIO L3R 9W2

                          NOTICE OF THE ANNUAL MEETING
                   OF HOLDERS OF SUBORDINATE VOTING SHARES AND
                             MULTIPLE VOTING SHARES

         NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of the holders of Subordinate Voting Shares and Multiple Voting Shares of Extendicare Inc. (the "Company") will be held at The Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario on Thursday, May 8, 2003 at 11:00 a.m., Toronto time, for the following purposes:

         (1) receiving and considering the financial statements for the year ended December 31, 2002 and the report of the auditors thereon;

         (2)  electing directors;

         (3)  appointing auditors; and

         (4) transacting such further business as may properly come before the Meeting or any adjournment thereof.

         A description of the matters to be submitted to the Meeting is contained in the Management Information and Proxy Circular accompanying this Notice of Meeting.

         Holders of Subordinate Voting Shares and Multiple Voting Shares who are unable to attend the Meeting in person are requested to date, sign and return the enclosed appropriate form of proxy in the envelope provided for that purpose. To be valid, shareholders' proxies must be deposited with the Company's registrar and transfer agent, Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. (Toronto time) on Monday, May 5, 2003.

         DATED at Markham, Ontario this 14th day of March 2003.

                                         On behalf of the Board of Directors,

                                         By:/s/ Jillian E. Fountain

                                         Jillian E. Fountain
                                         Corporate Secretary

                    MANAGEMENT INFORMATION AND PROXY CIRCULAR

                             SOLICITATION OF PROXIES

         THIS MANAGEMENT INFORMATION AND PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF EXTENDICARE INC. ("EXTENDICARE" OR THE "COMPANY") FOR USE AT THE ANNUAL MEETING (THE "MEETING") OF THE HOLDERS OF THE SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES OF THE COMPANY TO BE HELD AT 11:00 A.M. (TORONTO TIME) ON THURSDAY, MAY 8, 2003 OR ANY ADJOURNMENT THEREOF FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. The information contained herein is given as of March 14, 2003, except as otherwise noted. It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by employees of the Company. The total costs of solicitation will be borne by the Company.

                             APPOINTMENT OF PROXIES

         The persons named in the accompanying forms of proxy are officers and/or directors of the Company who have been designated by management of the Company to represent shareholders. A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING OR ANY ADJOURNMENT THEREOF. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY STRIKE OUT THE PRINTED NAMES AND INSERT THE NAME OF THE SHAREHOLDER'S CHOSEN PROXY IN THE BLANK SPACE PROVIDED IN THE PROXY FOR THAT PURPOSE OR COMPLETE ANOTHER FORM OF PROXY.

         To be valid, shareholders' proxies must be deposited with the Company's registrar and transfer agent, Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. (Toronto time) on Monday, May 5, 2003.

         Non-registered shareholders or shareholders that hold their shares in the name of a "nominee" such as a bank, trust company, securities broker or other financial institution, must seek instructions as to how to complete their form of proxy and vote their shares from their nominee. Non-registered shareholders will have received this Management Information and Proxy Circular in a mailing from their nominee, together with a form of proxy or voting instruction form. It is important that non-registered shareholders adhere to the voting instructions provided to them by their nominee. Since Extendicare's registrar and transfer agent, Computershare Trust Company of Canada, does not have a record of the names of the Company's non-registered shareholders, Computershare Trust Company of Canada will have no knowledge of a non-registered shareholder's right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders that wish to vote in person at the Meeting must insert their name in the space provided on the form of proxy or voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

                              REVOCATION OF PROXIES

         Any shareholder who has given a proxy may revoke it by preparing a written statement to this effect. The statement must be executed by the shareholder or by his or her attorney authorized in writing to do so. This statement must be delivered either to the Corporate Secretary at the head office of the Company no later than 5:00 p.m. (Toronto time) on Wednesday, May 7, 2003 or, as to any matter upon which a vote has not already been cast, with the Chairman on the day of the Meeting, May 8, 2003, or any adjournment thereof.

                     EXERCISE OF DISCRETION BY PROXYHOLDERS

         The shares represented by properly executed proxies appointing management nominees will be voted for, voted against or withheld from voting in accordance with the specification made by the shareholder on the particular form of proxy. IN THE ABSENCE OF ANY SUCH SPECIFICATION, IT IS INTENDED THAT PROXIES APPOINTING MANAGEMENT NOMINEES WILL BE VOTED FOR THE ADOPTION OF ALL RESOLUTIONS REFERRED TO IN THE NOTICE OF MEETING.

                           EXTENDICARE PROXY CIRCULAR

         The enclosed form of proxy confers discretionary authority upon the person named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this proxy circular, management of the Company knows of no such amendments, variation or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the person named in the enclosed from of proxy will vote on such matters in accordance with their judgement, pursuant to the discretionary authority conferred by the proxy form with respect to such matters.

                                  VOTING RIGHTS

         There were 57,033,461 Subordinate Voting Shares and 12,307,592 Multiple Voting Shares issued and outstanding at the close of business on March 14, 2003. Holders of Subordinate Voting Shares are entitled to cast one vote per share and holders of Multiple Voting Shares are entitled to cast ten votes per share on all matters coming before the Meeting. The Subordinate Voting Shares do not contain take-over protection provisions or "coattails". (For additional information, see "Principal Holders of Subordinate Voting Shares and Multiple Voting Shares".)

         In accordance with the provisions of the Canada Business Corporations Act, a record date of March 21, 2003 has been set as the date for determining the shareholders entitled to receive notice of and to vote at the Meeting. Only shareholders of record at the close of business on March 21, 2003 shall be entitled to vote at the Meeting or any adjournment thereof. The final date by which the Company must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting of shareholders to be held in 2004 is December 14, 2003.

    PRINCIPAL HOLDERS OF SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES

         To the knowledge of the directors and officers of the Company, the following table indicates the holdings of shareholders that beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the voting rights attached to the outstanding Subordinate Voting Shares and/or Multiple Voting Shares of the Company:

--------------------------------------------------------------------------------------------------------------
                                                      APPROXIMATE         PERCENTAGE OF ISSUED
                                                    NUMBER OF SHARES           SHARES(%)
                                              --------------------------------------------------
                                              SUBORDINATE    MULTIPLE    SUBORDINATE    MULTIPLE    PERCENTAGE
                                                VOTING        VOTING       VOTING        VOTING      OF TOTAL
SHAREHOLDER                                     SHARES        SHARES       SHARES        SHARES      VOTES(%)
--------------------------------------------------------------------------------------------------------------
875760 Ontario Inc.(3)                            40,000      437,158       0.07           3.55        2.45
-----------------------------------------------------------------------------------------------------------
Kingfield Investments Limited(1)(3)                    -      640,700          -           5.20        3.56
-----------------------------------------------------------------------------------------------------------
Scotia Investments Limited(2)(3)                   8,667    7,575,000       0.02          61.55       42.06
-----------------------------------------------------------------------------------------------------------
Clearwater Capital Management Inc.                     -    1,363,720          -          11.08        7.57
-----------------------------------------------------------------------------------------------------------
Phillips, Hager & North Investment
Management Ltd., on behalf of its clients      8,219,469            -      14.41              -        4.56
-----------------------------------------------------------------------------------------------------------

Notes:

(1) Of these shares, 142,900 are held directly and the remainder are held through subsidiaries or by corporations that have granted to Kingfield Investments Limited control or direction over the shares. All of the outstanding voting shares of Kingfield Investments Limited are held directly by H. Michael Burns.

(2) These shares are held through related companies. All of the outstanding voting shares of Scotia Investments Limited are held directly or indirectly by members of the family of the late R.A. Jodrey.

(3) There is an agreement between 875760 Ontario Inc., Kingfield Investments Limited and Scotia Investments Limited to act in concert with one another in all matters and transactions affecting Extendicare and its management, ownership and financial affairs.

         In a letter dated November 12, 1991, David J. Hennigar and H. Michael Burns wrote:

                  "We are writing on behalf of our Families (ourselves and members of our families) regarding the disposition of [Multiple Voting] Shares of [Extendicare] owned or controlled by our Family Group (our Families and companies owned or controlled by them or bound by the agreement between them to act in concert with respect to [Extendicare]). Attached hereto see Schedule A.

                           EXTENDICARE PROXY CIRCULAR

                  We confirm that our Family Group will not sell [Multiple Voting] Shares presently owned by our Family Group to a non-member of our Family Group so as to effect a change of control of [Extendicare] unless an offer is concurrently made to purchase all the [Multiple Voting] Shares of [Extendicare] at the same price and to purchase all the [Subordinate Voting] Shares of [Extendicare] at an equivalent price.

                  Members of the Family Group reserve the right to sell [Multiple Voting] Shares to other members of the Family Group."

         Schedule A to the letter sets out a list of companies bound by the agreement which, at November 12, 1991, held in the aggregate the equivalent of 11,866,260 Multiple Voting Shares and, as of March 14, 2003, hold in the aggregate 8,652,858 Multiple Voting Shares constituting 70.31% of those shares outstanding and representing 48.04% of the voting rights. The undertaking contained in the letter does not constitute take-over protection or "coattails" for the holders of the Subordinate Voting Shares. Compliance by the members of the Family Group with their undertaking would in many circumstances, were a change of control of Extendicare to occur, result in the holders of Subordinate Voting Shares being offered equivalent consideration to that offered to holders of Multiple Voting Shares; however, there are certain circumstances in which the holders of the Subordinate Voting Shares could be offered less than an equivalent price or not receive an offer at all were a change of control of Extendicare to occur. The letter does not purport to give to the holders of Subordinate Voting Shares a specific right to enforce compliance by members of the Family Group although the appropriate regulatory authorities might either on their own or at the request of holders of Subordinate Voting Shares take action in an attempt to enforce compliance.

                             APPOINTMENT OF AUDITORS

         With the recommendation of the Audit Committee, the representatives of management, if named as proxy by holders of Subordinate Voting Shares and Multiple Voting Shares, intend to vote for the reappointment of KPMG LLP, the present auditors, as auditors of the Company to hold office until the next Annual Meeting of Shareholders, unless authority is withheld in the form of proxy.

                            AUDIT AND NON-AUDIT FEES

         For the year 2002, the Company incurred fees payable to KPMG LLP for audit and audit-related (including separate audits of subsidiary entities, financings and regulatory reporting requirements) services of $1,264,000 (2001 - $1,088,000). In addition, non-audit fees of $31,000 (2001 - $448,000)
were incurred for tax planning and $12,000 (2001 - $49,000) for other client assistance services rendered by KPMG LLP.

         As discussed in the "Report of the Audit Committee" on page 11, the Committee has reviewed the nature of these fees and agreed that these fees are compatible with maintaining the independence of the Company's auditors.

                             ELECTION OF DIRECTORS

         The articles of the Company provide that the Board of Directors shall consist of a minimum of seven and a maximum of 20 directors, with the actual number of directors to be determined from time to time by the Board within the minimum and maximum number provided for in the articles. At the present time, the Board of Directors consists of 13 directors.

         The by-laws of the Company provide that each director shall be elected to hold office for a three-year term. All of the current directors whose terms are expiring at the Meeting are proposed by management to be elected to serve another term.

         The following information relates to: each director who is expected to be nominated to serve as a director at the Meeting with a term that will expire at the Annual Meeting of Shareholders in 2006; each director with a term that expires at the Annual Meeting of Shareholders in 2004; and each director with a term that expires at the Annual Meeting of Shareholders in 2005. The representatives of management, if named as proxy by holders of Subordinate Voting Shares and Multiple Voting Shares, intend to vote for the election of the persons indicated below to the Board of Directors, unless authority is withheld on the form of proxy. Management does not contemplate that any of the proposed nominees will be unable to serve as a director. If, for any reason, any of the proposed nominees are unable to serve as such, the representatives of management, if so named as proxy, reserve the right to vote for any other nominees in their sole discretion. The following information relating to the nominees as directors and to the directors continuing in office is based partly on the Company's records and partly on information received by the Company from such persons.

                           EXTENDICARE PROXY CIRCULAR

-----------------------------------------------------------------------------------------------------------------
                                                                                            NUMBER OF SHARES
                                                                                           BENEFICIALLY OWNED
                                                                                             OR CONTROLLED
                                                                                       --------------------------
DIRECTOR'S NAME, OTHER POSITION WITH THE COMPANY,           DATE FIRST ELECTED OR      SUBORDINATE       MULTIPLE
AND PRINCIPAL OCCUPATION                                     APPOINTED A DIRECTOR       VOTING (1)        VOTING
-----------------------------------------------------------------------------------------------------------------
(I)  DIRECTORS WHO WILL BE NOMINATED TO SERVE UNTIL
     THE ANNUAL MEETING IN 2006:
----------------------------------------------------------------------------------------------------------------
DAVID M. DUNLAP (A)(HR)(QS)                                      October 8, 1980         32,324                -
Chairman, G.F. Thompson Co. Ltd. (manufacturing)
----------------------------------------------------------------------------------------------------------------
GEORGE A. FIERHELLER (A)(IS)                                      April 21, 1981         31,884            2,000
President, Four Halls Inc.
(private investment and consulting)
----------------------------------------------------------------------------------------------------------------
DR. SETH B. GOLDSMITH (CG)(QS)                                 February 23, 1995         19,069                -
Attorney and Professor Emeritus, University of
Massachusetts
----------------------------------------------------------------------------------------------------------------
MEL RHINELANDER                                                      May 2, 2000         75,700                -
President and Chief Executive Officer, Extendicare Inc.
----------------------------------------------------------------------------------------------------------------
(II) DIRECTORS WITH TERMS THAT EXPIRE AT THE ANNUAL
     MEETING IN 2004:
----------------------------------------------------------------------------------------------------------------
SIR GRAHAM DAY (CG)(HR)                                           April 26, 1989         10,120            2,000
Chairman, Sobeys Inc.
(national food distributor)
----------------------------------------------------------------------------------------------------------------
DAVID J. HENNIGAR (CG)                                           October 8, 1980              -           15,400
Chairman, Extendicare Inc.
----------------------------------------------------------------------------------------------------------------
FREDERICK B. LADLY (CG)(HR)(QS)                                     June 6, 1986         52,713                -
Deputy Chairman, Extendicare Inc.; Vice-Chairman,
Crown Life Insurance Company (insurance)
----------------------------------------------------------------------------------------------------------------
J. THOMAS MACQUARRIE, Q.C. (A)(HR)                               October 8, 1980         52,819            9,400
Senior Partner, Stewart McKelvey Stirling Scales
(barristers and solicitors)
----------------------------------------------------------------------------------------------------------------
(III)DIRECTORS WITH TERMS THAT EXPIRE AT THE ANNUAL
     MEETING IN 2005:
----------------------------------------------------------------------------------------------------------------
DEREK H.L. BUNTAIN (A)(HR)(IS)                                    April 26, 1995         25,241              200
President, The Dundee Bank (private bank)
----------------------------------------------------------------------------------------------------------------
H. MICHAEL BURNS (CG)(IS)(2)                                      March 24, 1978              -           14,300
Deputy Chairman, Extendicare Inc.
----------------------------------------------------------------------------------------------------------------
GEORGE S. DEMBROSKI (A)(IS)                                       April 26, 1995          5,000                -
Corporate Director
----------------------------------------------------------------------------------------------------------------
MICHAEL J.L. KIRBY (CG)(HR)(QS)                                   March 11, 1987          8,500                -
Senator, Parliament of Canada
----------------------------------------------------------------------------------------------------------------
ALVIN G. LIBIN (A)                                              January 20, 1984        800,000                -
President, Balmon Holdings Ltd. (investment company)
----------------------------------------------------------------------------------------------------------------

Notes:

(1) The directors have also been granted options to purchase Subordinate Voting Shares under the Company's stock option plan.

(2) In addition, H. Michael Burns holds directly all of the outstanding voting shares of Kingfield Investments Limited. (For additional information, see "Principal Holders of Subordinate Voting Shares and Multiple Voting Shares".)

(A)      Member of the Audit Committee.

(CG)     Member of the Corporate Governance and Nominating Committee.

(HR)     Member of the Human Resources Committee.

(IS)     Member of the Information Systems Committee.

(QS)     Member of the Quality Standards Committee.

                           EXTENDICARE PROXY CIRCULAR

                             EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

         The Summary Compensation Table details compensation information for the three fiscal years ended December 31, 2002 for each of the Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "named executive officers").

                           SUMMARY COMPENSATION TABLE
                (amounts in Canadian dollars, except where noted)

------------------------------------------------------------------------------------------------------------------------------
                                                                                                  LONG-TERM
                                                                                                   COMPEN-
                                                        ANNUAL COMPENSATION                        SATION
                                        ----------------------------------------------------------------------
                                                                                   OTHER          SECURITIES
                                                                                   ANNUAL           UNDER           ALL OTHER
                                                                                  COMPEN-          OPTIONS           COMPEN-
NAME AND PRINCIPAL POSITION WITH THE                  SALARY        BONUS        SATION (1)        GRANTED          SATION (2)
CORPORATION                               YEAR         ($)           ($)            ($)              (#)               ($)
------------------------------------------------------------------------------------------------------------------------------
M.A. Rhinelander (3)                      2002      US 500,000    US 500,000     US 34,585         100,000          US  8,447
President and Chief Executive             2001      US 400,000    US 200,000     US 38,420         100,000          US  9,073
Officer, Extendicare Inc.                 2000      US 370,832    US 200,000     US 46,303          75,000          US  7,917
-----------------------------------------------------------------------------------------------------------------------------
M.W. Durishan                             2002      US 258,000    US 116,100             -          30,000          US 47,212
Vice-President, Finance and Chief         2001      US 250,000    US  80,000             -          20,000          US 38,845
Financial Officer, Extendicare Inc.       2000      US 250,000    US  40,000             -          20,000          US 39,083
-----------------------------------------------------------------------------------------------------------------------------
R.L. Bertrand                             2002      US 230,000    US  92,000             -          30,000          US 37,663
Senior Vice-President, Development,       2001      US 215,000    US  80,000             -          15,000          US 40,282
Extendicare Health Services, Inc.         2000      US 215,000    US 100,000             -          15,000          US 38,957
-----------------------------------------------------------------------------------------------------------------------------
P.W. Small (4)                            2002      US 275,500    US 115,000             -          30,000          US 33,228
Senior Vice-President, Strategic          2001      US 145,833    US  55,000             -          50,000          US 12,500
Planning and Investor Relations,          2000               -             -             -               -                  -
Extendicare Inc.
-----------------------------------------------------------------------------------------------------------------------------
J.A. Karoleski                            2002      US 210,417    US  73,646             -          15,000          US 36,261
Senior Vice-President,                    2001      US 179,000    US  20,000             -          10,000          US 20,728
Management Contracts,                     2000      US 171,600    US  15,000             -           5,000          US 10,697
Extendicare Health Services, Inc.
-----------------------------------------------------------------------------------------------------------------------------

Notes:

(1) The aggregate amount of perquisites and other benefits for each named executive officer is less than the lesser of $50,000 and 10% of total annual salary and bonus. In the case of M.A. Rhinelander, the amount is comprised of car allowance and flexible account.

(2) For M.A. Rhinelander these amounts reflect premiums paid by the Company for term life insurance and long-term disability. All other compensation, in the case of M.W. Durishan, R.L. Bertrand, P.W. Small and J.A. Karoleski, includes payments for life insurance and long-term disability premiums and contributions to a deferred compensation and a defined contribution retirement plan.

(3) M.A. Rhinelander was appointed President and Chief Executive Officer of Extendicare Inc. in August 2000. He was formerly the President and Chief Operating Officer as appointed in August 1999.

(4)      P.W. Small commenced employment with the Company in June 2001.

                           EXTENDICARE PROXY CIRCULAR

STOCK OPTION PLAN

         The Company's Stock Option Plan (the "Plan") provides for the granting, from time to time, at the discretion of the Board of Directors, to certain directors, officers and employees of the Extendicare group of companies, of options to purchase Subordinate Voting Shares of the Company for cash. The Plan provides that the exercise price of any option granted shall not be less than the closing price (or, if there is no closing price, the simple average of the bid and ask price) for the Subordinate Voting Shares as quoted on the Toronto Stock Exchange on the trading day prior to the date of grant. It also permits options to be exercised for a period not to exceed either five or ten years from the date of grant, as determined by the Board of Directors at the time the option is granted. The options vest equally over the first four years and the Plan contains provisions for appropriate adjustments in the event of corporate reorganizations of the Company.

         The following table outlines stock options granted during 2002 to the named executive officers under the plan:

         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

--------------------------------------------------------------------------------------------------------------------
                            SECURITIES     % OF TOTAL                         MARKET VALUE OF
                              UNDER         OPTIONS                             SECURITIES
                             OPTIONS       GRANTED TO       EXERCISE OR      UNDERLYING OPTIONS
                             GRANTED      EMPLOYEES IN      BASE PRICE      ON THE DATE OF GRANT
      NAME                     (#)       FINANCIAL YEAR    ($/SECURITY)         ($/SECURITY)         EXPIRATION DATE
--------------------------------------------------------------------------------------------------------------------
M.A. Rhinelander             100,000         11.82            4.36                  4.36              Feb. 20, 2007
-------------------------------------------------------------------------------------------------------------------
M.W. Durishan                 30,000          3.55            4.36                  4.36              Feb. 20, 2007
-------------------------------------------------------------------------------------------------------------------
R.L. Bertrand                 30,000          3.55            4.36                  4.36              Feb. 20, 2007
-------------------------------------------------------------------------------------------------------------------
P.W. Small                    30,000          3.55            4.36                  4.36              Feb. 20, 2007
-------------------------------------------------------------------------------------------------------------------
J.A. Karoleski                15,000          1.77            4.36                  4.36              Feb. 20, 2007
-------------------------------------------------------------------------------------------------------------------

         The following table outlines stock options exercised during 2002 and option values at December 31, 2002 for the named executive officers:

  AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                      AND FINANCIAL YEAR-END OPTION VALUES

------------------------------------------------------------------------------------------------------------------------
                                                                                           VALUE OF UNEXERCISED IN-THE-
                             SECURITIES                       UNEXERCISED OPTIONS           MONEY OPTIONS AT FINANCIAL
                             ACQUIRED    AGGREGATE           AT FINANCIAL YEAR-END                  YEAR-END
                                ON         VALUE                   (#)                               ($)
                             EXERCISE    REALIZED       ----------------------------      ------------------------------
     NAME                     (#)          ($)          EXERCISABLE    UNEXERCISABLE      EXERCISABLE     UNEXERCISABLE
------------------------------------------------------------------------------------------------------------------------
M.A. Rhinelander               -            -             100,000         225,000            72,500           97,500
--------------------------------------------------------------------------------------------------------------------
M.W. Durishan                  -            -              52,500          67,500            18,500           23,500
--------------------------------------------------------------------------------------------------------------------
R.L. Bertrand                  -            -              15,000          50,000            13,875           17,625
--------------------------------------------------------------------------------------------------------------------
P.W. Small                     -            -              12,500          67,500                 -                -
--------------------------------------------------------------------------------------------------------------------
J.A. Karoleski                 -            -              12,500          27,500             5,250            7,750
--------------------------------------------------------------------------------------------------------------------

Note: The value of the unexercised options is based on the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange on December 31, 2002 of $4.20.

RETIREMENT ARRANGEMENTS

         M.A. Rhinelander and R.L. Bertrand are covered by a retirement arrangement established by the Company. It provides for a benefit of 4% of the best three consecutive years of basic salary for each year of service to a maximum of 15 years and 1% per year thereafter. These arrangements provide a maximum benefit guarantee of 60% of base salary after 15 years of service and 70% after 25 years of service. Normal retirement age is 60 years or age 55 with company consent. M.A. Rhinelander has company consent to retire at age 55. Retirement benefits are payable as an annuity over the lifetime of the executive with a portion continuing to be paid to the executive's spouse after the death of the executive. Projected years of credited service at retirement for each of Messrs. Rhinelander and Bertrand is 34 years.

                           EXTENDICARE PROXY CIRCULAR

         Estimated annual benefits payable upon retirement of the specified compensation and years of credited service classifications are as shown in the following table:

                               PENSION PLAN TABLE

----------------------------------------------------------------------------------------
                                          YEARS OF SERVICE AS AN EXECUTIVE
                              ----------------------------------------------------------
BASE SALARY ($)                 15           20          25           30           35
                              ----------------------------------------------------------
----------------------------------------------------------------------------------------
200,000                       120,000      130,000     140,000      140,000      140,000
----------------------------------------------------------------------------------------
250,000                       150,000      162,500     175,000      175,000      175,000
----------------------------------------------------------------------------------------
300,000                       180,000      195,000     210,000      210,000      210,000
----------------------------------------------------------------------------------------
350,000                       210,000      227,500     245,000      245,000      245,000
----------------------------------------------------------------------------------------
400,000                       240,000      260,000     280,000      280,000      280,000
----------------------------------------------------------------------------------------
450,000                       270,000      292,000     315,000      315,000      315,000
----------------------------------------------------------------------------------------

         M.W. Durishan, P.W. Small and J.A. Karoleski were not participants in these arrangements, but rather, are participants in money purchase, 401(K) and deferred compensation plans established for U.S. executives.

TERMINATION OF EMPLOYMENT AGREEMENTS

         M.A. Rhinelander has a termination of employment agreement that provides for one month of salary for each year of service to a maximum of 24 months' severance.

COMPOSITION OF THE HUMAN RESOURCES COMMITTEE

         The Human Resources Committee of the Board of Directors is comprised of six directors. The Committee determines compensation matters and consists of:
Derek H.L. Buntain, Sir Graham Day, David M. Dunlap, Michael J.L. Kirby, Frederick B. Ladly and J. Thomas MacQuarrie, Q.C.

REPORT ON EXECUTIVE COMPENSATION BY THE HUMAN RESOURCES COMMITTEE

         The compensation philosophy of the Company is to be competitive with service sector and health care companies in North America in order to attract, retain and motivate a highly qualified workforce and provide career opportunities within the Company. U.S. data has been used as a market indicator for salary comparison for the Chief Executive Officer (CEO) and other Senior Officers of the Company. The compensation practices for executives are built around reward systems that recognize financial results and individual performance. Currently, three primary components comprise the executive compensation program: base salary, short-term incentives achieved through annual incentive or bonus payments, and long-term incentives provided through periodic stock option grants.

         Base Salary: Base salaries are established by salary ranges developed with the assistance of external consultants. The ranges are intended to be competitive in the markets applicable to the Company's business units and are intended to allow the organization to recruit and retain qualified employees. The Company uses various compensation surveys purchased from independent consultants to provide data to support the development of competitive compensation plans. Proxy circulars from public U.S. health care companies are also reviewed. Movement through these ranges is a function of individual performance, financial results and external market changes.

         Short-term Incentives: The Company also provides an incentive program that is formula-based and is measured against pre-determined performance targets. Awards are granted on the basis of profit centre results, corporate results and individual performance as measured against pre-established objectives. The design of the incentive plan was developed with the assistance of independent consultants. Incentive potential or levels for each executive are established based on the individual's ability to contribute to the overall goals and performance of the Company.

                           EXTENDICARE PROXY CIRCULAR

         Long-term Incentives: Long-term compensation is comprised of stock options, which are granted periodically at the discretion of the Board under the Company's Stock Option Plan. These options are intended to focus executives on the long-term goals of the Company and the interests of the shareholders. Options are granted to provide employees who have responsibility for the management, growth and future success of the Company with an opportunity for rewards as a result of stock price increases. By this approach, executive and shareholder interests will be closely aligned. (For more information, see "Executive Compensation - Stock Option Plans".)

         On an annual basis, the Committee reviews the CEO's performance, salary and incentive. In addition to financial results, the Committee considers factors important to the business sector, such as strategic positioning, quality of service, human resources planning and the overall public image of the Company. The evaluation against these criteria is directly related to the incentive payments awarded.

         Salary Comparison for CEO:

-------------------------------------------------------------------------------------------------------
                                                                                              2001
                                                         2001               2001          TOTAL SALARY
             CEO                                     BASE SALARY ($)      BONUS ($)       AND BONUS ($)
-------------------------------------------------------------------------------------------------------
US Long-term Care CEO's (average)                    US 785,909           US 926,258      US 1,712,167
-------------------------------------------------------------------------------------------------------
Extendicare CEO                                      US 400,000           US 200,000      US   600,000
-------------------------------------------------------------------------------------------------------

Report submitted by the Human Resources Committee:

Michael J.L. Kirby (Chairman)                        David M. Dunlap
Derek H.L. Buntain                                   Frederick B. Ladly
Sir Graham Day                                       J. Thomas MacQuarrie, Q.C.

                             SHARE PERFORMANCE GRAPH

         The following graph compares the total cumulative shareholder return (assuming the reinvestment of dividends) for $100 invested in Extendicare's Subordinate Voting Shares (EXE.A) with the Standard & Poor's/TSX Composite Index for the period commencing on January 1, 1997 and ending on December 31, 2002.

           CUMULATIVE VALUE OF $100 INVESTMENT OVER A FIVE-YEAR PERIOD

[LINE GRAPH]

-------------------------------------------------------------------------------------------------------------------
FOR THE YEAR                                       1997         1998        1999       2000        2001       2002
-------------------------------------------------------------------------------------------------------------------
S&P/TSX Composite Index  [DIAMOND SYMBOL]        $100.00       $98.42     $129.51    $139.23     $121.73    $106.59
-------------------------------------------------------------------------------------------------------------------
Extendicare (EXE.A)      [SQUARE BOX SYMBOL]     $100.00       $44.62     $ 22.31    $ 17.44     $ 26.92    $ 21.54
-------------------------------------------------------------------------------------------------------------------

                           EXTENDICARE PROXY CIRCULAR

                            COMPENSATION OF DIRECTORS

         Directors who are employees of the Company or any of its subsidiaries are not compensated for their services as directors or members of committees of the Board of Directors of the Company.

         During 2002, directors who were not employees of the Company were entitled to receive an annual retainer fee of $20,000 (in either cash and/or Subordinate Voting Shares, as determined by corporate policy), the Chairman of the Board was entitled to receive an additional annual fee of $75,000, and the chairman of each committee of the Board was entitled to receive an additional annual fee of $5,000. Meeting fees were $1,500 or $2,250 for every meeting of the Board or of a committee attended in person, the actual meeting fee being dependent on the length of the particular meeting, and $750 for participating in a meeting held by telephone. Out-of-town directors were also paid the equivalent of 50% of a meeting fee plus an additional 50% of a meeting fee for each night they were required to stay over to attend meetings. In addition, directors were entitled to an annual grant of stock options under the Company's Stock Option Plan.

         Directors' fees paid by the Company in 2002 were $661,250. On February 21, 2002, the Company granted to each of 12 directors an option to purchase 20,000 Subordinate Voting Shares at a price of $4.36 per share, which options will expire on February 20, 2007.

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

         The Company carries claims-made insurance coverage with an aggregate policy limit of US$20,000,000 subject to a corporate deductible of US$500,000. Under this insurance coverage, the Company is reimbursed for amounts it pays when indemnifying directors and officers, as permitted or required by law, when the directors and officers have become legally obligated to pay on account of any claim made against them during the period of indemnity covered by the policy. This policy also provides coverage, which is not subject to a deductible, to individual directors and officers to the extent that they are not indemnified by the Company. The insurance coverage for both the Company and its directors and officers contains certain standard exclusions, which could limit the amount recoverable thereunder.

         For the policy term January 1, 2002 to December 31, 2002, the Company in respect of Extendicare and its subsidiary companies paid a total premium of US$565,550.

                         INDEBTEDNESS TO THE CORPORATION

         The total indebtedness relating to the purchase of securities of Extendicare Inc. incurred by current or former directors, officers and employees of the Company or its subsidiaries as at March 14, 2003 was US$94,205.

                INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND
               SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

---------------------------------------------------------------------------------------------------------------------
                                                                                        FINANCIALLY
                                                    LARGEST                               ASSISTED
                                                     AMOUNT            AMOUNT           SECURITIES
                               INVOLVEMENT OF     OUTSTANDING     OUTSTANDING AS AT      PURCHASES
NAME AND                          ISSUER OR       DURING 2002      MARCH 14, 2003       DURING 2002      SECURITY FOR
PRINCIPAL POSITION               SUBSIDIARY            ($)              ($)                  (#)         INDEBTEDNESS
---------------------------------------------------------------------------------------------------------------------
M.A. Rhinelander,                 Lender           US 94,205          US 94,205              5,000             Note
President and Chief
Executive Officer
----------------------------------------------------------------------------------------------------------------------

Note: The Company has entered into an agreement with Mel Rhinelander, President and Chief Executive Officer of Extendicare Inc. whereby the Company has agreed to loan Mr. Rhinelander up to US$100,000 (the "Loan") to enable him to acquire Subordinate Voting Shares, on the open market from time to time, of the Company (the "Purchased Shares"). The Loan is secured by the Purchased Shares, of which there are 53,500 acquired, is non-interest bearing and is payable upon disposal of the Purchased Shares.

                           EXTENDICARE PROXY CIRCULAR

                          REPORT OF THE AUDIT COMMITTEE

         The Audit Committee consists of six directors appointed by the Board of Directors, all of whom are outside and unrelated directors. The Committee operates within a written mandate, as approved by the Board of Directors, which describes the Committee's objectives and responsibilities. The full text of the Audit Committee Charter is disclosed as Appendix B to this Management Information and Proxy Circular.

         The Committee continues to monitor, and adopt as appropriate, new regulatory requirements (including the provisions of the United States Securities and Exchange Commission (SEC)) and emerging best practices. The Chief Executive Officer and the Chief Financial Officer of Extendicare certify the information set forth in the consolidated financial statements and related disclosure materials of the Company as required by the SEC.

         In discharging its responsibilities for financial reporting in 2002, the Committee met on five occasions to review key financial disclosure reports, and receive assurance of the adequacy of financial disclosure controls, and oversee the work of the Company's internal auditor and that of the external independent auditors, KPMG LLP, including the overall scope and plan for the 2002 audit. The external auditors were in attendance at four of the Audit Committee meetings.

         Throughout the year the Committee reviewed with management and the external auditors the appropriateness of the Company's accounting and financial reporting, the impact of the adoption of new accounting pronouncements, the accounting treatment of significant risks and uncertainties, the key estimates and judgements of management that were material to the Company's financial reporting, and the disclosure of critical accounting policies.

         During the year the Committee reviewed and recommended to the Board for its approval, where appropriate, all public disclosure documents (including news releases) containing audited or unaudited financial information before release to the public. These included the Company's Audited Consolidated Financial Statements, Annual Report, Annual Information Form, annual Management's Discussion and Analysis (MD&A), and the quarterly financial results (including, the quarterly MD&A and unaudited quarterly consolidated financial statements). Prior to the release of such documents to the public, the Committee met with management, and where applicable, the external auditors, to review the documents and receive assurance that they were complete, fairly presented, and in accordance with established principles consistently applied.

         Prior to the issuance of the annual financial statements the Committee met with management and with the external auditors. The Committee was assured that management had fulfilled its responsibilities for financial reporting and internal controls and that the external auditors had carried out their audit in accordance with their audit plan as approved.

         The Committee met with management and the external auditors to discuss the qualitative aspects of the financial statement reporting, which included the appropriateness of the significant accounting policies, management judgements and accounting estimates and other matters arising from the audit. The Committee met with the external auditors, without management, and was advised that there were no serious difficulties encountered in the audit.

         In addition, the Committee discussed with KPMG LLP its independence from the Company and management. The Committee reviewed in detail the audit and non-audit related fees paid to KPMG LLP during 2002 and considered the compatibility of the non-audit services with the auditors' independence and concluded that such services did not compromise the independence of the auditors. To reflect emerging practices, the Committee has adopted a policy requiring Committee approval of the engagement of KPMG LLP on any future permissible non-audit related matters, and which otherwise prohibits the engagement of KPMG LLP on matters that do not directly relate to KPMG LLP's audit.

         The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2002.

Report submitted by the Audit Committee:

J. Thomas MacQuarrie, Q.C. (Chairman)        George S. Dembroski
Derek H.L. Buntain                           George A. Fierheller
David M. Dunlap                              Alvin G. Libin

                           EXTENDICARE PROXY CIRCULAR

                              CORPORATE GOVERNANCE

         Under the rules of the Toronto Stock Exchange, the Company is required to disclose information relating to its system of corporate governance. The Company's disclosure is set out in Appendix A to this Management Information and Proxy Circular.

                             ADDITIONAL INFORMATION

         ADDITIONAL INFORMATION ABOUT EXTENDICARE IS CONTAINED IN THE COMPANY'S ANNUAL INFORMATION FORM DATED MAY 15, 2002. COPIES OF THIS DOCUMENT ARE AVAILABLE UPON REQUEST FROM THE CORPORATE SECRETARY OF THE COMPANY, 3000 STEELES AVENUE EAST, MARKHAM, ONTARIO L3R 9W2.

                              APPROVAL OF DIRECTORS

         The contents and the sending of this Management Information and Proxy Circular have been approved by the Board of Directors.

         DATED at Markham, Ontario this 14th day of March 2003.

By:/s/ Mel Rhinelander                       By:/s/ Mark W. Durishan

Mel Rhinelander                              Mark W. Durishan
President and                                Vice-President, Finance,
Chief Executive Officer                      and Chief Financial Officer

                           EXTENDICARE PROXY CIRCULAR

                                                                      APPENDIX A

                         CORPORATE GOVERNANCE STATEMENT

         Numerous regulatory changes in both Canada and the United States are in progress, many in response to the recent passage of the United States Sarbanes-Oxley Act of 2002 (SOX). Extendicare (the "Company"), as a public company listed on both the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), must consider the requirements of both exchanges that apply to the Company. In this Appendix, the Company's corporate governance practices are compared with the corporate governance guidelines of the TSX. In the spring of 2002 the TSX published proposed amendments to its corporate governance guidelines, followed by a further set of proposals in November 2002. While these proposed amendments have not been finalized or implemented, the Board of Directors continues to monitor them.

         In addition, the Board of Directors is monitoring the corporate governance rule proposals of the NYSE, as well as reviewing its governance practices in response to SOX. The United States Securities and Exchange Commission (SEC) is in the process of issuing rules and regulations to give effect to provisions of SOX. As these SEC rules and the NYSE proposed rules come into effect, the Board of Directors will review and amend its governance practices where appropriate in response to these standards.

         Extendicare has presently in force charters for its Board of Directors and the various committees thereof, as well as a Disclosure Policy outlining the rules for timely disclosure of material information and transactions in securities of Extendicare by insiders. In addition, the Company maintains a Board approved Business Conduct Policy for which currently no waivers have been sought or granted. The Company's Business Conduct Policy addresses conflicts of interest, confidentiality, protection of company assets, fair dealing, compliance with laws, rules and regulations and encourages reporting of any illegal or unethical business practices, and is signed by each director, officer and employee of Extendicare. In light of the ongoing regulatory changes referred to above, the Company is presently reviewing such charters and policies to ensure compliance as new regulations are implemented.

         With respect to the Company's governance procedures as compared with the existing NYSE listing standards, as well as the NYSE proposed amendments thereto as at February 20, 2003, the Company is generally in compliance with these standards and, in particular, is in compliance with the requirement that the majority of directors be "independent", that all the members of the audit committee be "independent" and "financially literate", and that at least one member of the audit committee be a "financial expert".

         The TSX requires each listed company to disclose on an annual basis its approach to corporate governance with reference to guidelines published by the TSX as adopted in 1995. The TSX Guidelines include the following definitions:

         - "inside director" means a director who is a member of management;

         - "outside director" means a director who is not a member of management;

         - "related director" means a director who is not an unrelated director or is a member of management;

         - "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding; and

         - "significant shareholder" means a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

                           EXTENDICARE PROXY CIRCULAR

                                                                      APPENDIX A

         The Company's corporate governance policy is outlined below.

-----------------------------------------------------------------------------------------------------------------------
TSX GUIDELINES                           EXTENDICARE'S GOVERNANCE PRACTICES
-----------------------------------------------------------------------------------------------------------------------
The board of directors should            -   The Board is responsible for overseeing management of the Company.
explicitly assume responsibility             Management, in turn, is responsible for the day-to-day management of
for the stewardship of the                   the business and affairs of the Company.
company.                                 -   The Board's expectation is that management will seek to maximize shareholder value in a manner that is consistent with good corporate citizenship, including fair treatment of the Company's employees and the provision of quality service to the public.
                                         -   The Board met five times during the year ended December 31, 2002.
-----------------------------------------------------------------------------------------------------------------------
The board of directors should            -   The Board believes that management is responsible for the development
specifically assume                          of long-term corporate strategy, while the role of the Board is to review,
responsibility for the following             question and validate, and ultimately to approve the strategies proposed
matters:                                     by management. The Board reviews, among other things, emerging trends, opportunities, risks and issues with management on a periodic
(a) adoption of a strategic                  basis.
    planning process;                    -   In addition to those matters that must by law be approved by the Board, management is required to seek Board approval for significant acquisitions, divestitures and capital expenditures.
                                         -   Other matters that impact significantly on the operations of the Company are brought to the Board's attention for its input, consideration and approval.

(b) identification of principal          -   The Board, together with its committees, identifies the principal risks of
    risks of the business and                the Company's business and also reviews the procedures established by
    implementation of                        management for control of such risks.
    appropriate systems to               -   Specific risks and risk management are addressed by committees of the
    manage these risks;                      Board. For example:
                                             -   the Audit Committee is charged with identifying and reviewing with management the financial risks of the Company;
                                             -   the Human Resources Committee is responsible, among other things, for addressing risks in the areas of succession planning; and
                                             -   the Quality Standards Committee is responsible for monitoring management's responsibilities for adequate quality assurance programs and reviewing its operations against best practices.

(c) succession planning,                 -   The Board is responsible for selecting the CEO and approving the
    including appointing,                    selection of other senior executives.
    training and monitoring              -   The Corporate Governance and Nominating Committee oversees the
    senior management;                       appointment and succession planning of the position of the CEO, and makes recommendation to the Board.
                                         -   The Human Resources Committee oversees the appointment and succession planning of senior management, and makes recommendations to the Board.

                           EXTENDICARE PROXY CIRCULAR

                                                                      APPENDIX A

-----------------------------------------------------------------------------------------------------------------------
TSX GUIDELINES                           EXTENDICARE'S GOVERNANCE PRACTICES
-----------------------------------------------------------------------------------------------------------------------
(d) a communications policy;             -   The Board has adopted a Disclosure Policy, and assigned a committee
    and                                      consisting of the CEO, Chief Financial Officer, Investor Relations
                                             Officer, and Corporate Secretary to be responsible for overseeing the
                                             Company's disclosure practices.
                                         -   The objective of the Disclosure Policy Committee is to ensure that communications to the investing public about the Company are; timely, factual and accurate; and broadly disseminated in accordance with all applicable legal and regulatory requirements.
                                         -   The Board reviews and, where required, approves news releases of a material nature and statutory disclosure documents prior to their public distribution.
                                         -   The Company conducts quarterly financial results conference calls that are open to all interested parties. Archived recordings of the calls are posted on the Company's website.
                                         -   Investor inquiries and concerns are handled promptly by the offices of the CEO and the Chief Financial Officer.
                                         -   Corporate information (such as quarterly and annual financial statements, press releases and investor presentations) is posted on the Company's website at www.extendicare.com.

(e) integrity of internal control        -   With the assistance of the Audit Committee, the Board ensures the
    and management                           integrity of the Company's internal control and management information
    information systems.                     systems.
-----------------------------------------------------------------------------------------------------------------------
The board of directors should            -   The Board has considered the relevant definitions in the TSX Guidelines
be constituted with a majority               and other factors and has determined that of the Company's 13 directors
of individuals who qualify as                (current and proposed slate of candidates), 12 are unrelated directors. Mr.
unrelated directors. If the                  Rhinelander is a related director due to his position as an officer of the
company has a significant                    Company and its subsidiaries.
shareholder, in addition to a            -   The Board has determined that its 12 unrelated directors do not have any
majority of unrelated directors,             interests (other than shareholding), or other relationships that could, or
the board should include a                   could reasonably be perceived to, materially interfere with the directors'
number of directors who do not               ability to act in the best interests of the Company.
have interests in or                     -   Messrs. Ladly and Burns are former executive officers of the Company,
relationships with either the                with terms of employment that ended in 1997 and 1992, respectively.
company or the significant                   The board has determined that sufficient time has lapsed to consider
shareholder and which fairly                 these individuals to be free from any interest that might affect their
reflects the investment in the               ability to act in the best interests of the Company.
company by shareholders other            -   Mr. Burns represents the interests of Kingfield Investments Limited,
than the significant shareholder.            while Mr. Hennigar represents the interests of Scotia Investments
                                             Limited. These two companies, together with 875760 Ontario Inc., have
The board of directors should                an agreement to act in concert (see "Principal Holders of Subordinate
be responsible for applying the              Voting Shares and Multiple Voting Shares). Such agreement represents a
definition of "unrelated                     significant minority holding of the Company (i.e. 48% of the votes). The
director" to the circumstances               TSX Guidelines indicate that share ownership would not preclude the
of each individual and should                application of the definition of an unrelated director. Furthermore, the
disclose annually the analysis               remaining ten unrelated directors do not have interests in or relationships
of the application of the                    with either the Company or the significant minority shareholders, with
principles supporting this                   the result that the investment in the Company by its other shareholders is
conclusion.                                  fairly reflected in the composition of the Board.
-----------------------------------------------------------------------------------------------------------------------

                           EXTENDICARE PROXY CIRCULAR

                                                                      APPENDIX A

-----------------------------------------------------------------------------------------------------------------------
TSX GUIDELINES                            EXTENDICARE'S GOVERNANCE PRACTICES
-----------------------------------------------------------------------------------------------------------------------
The board of directors should            -   The Board has appointed the Corporate Governance and Nominating
appoint a committee composed                 Committee to, among other things: make recommendations as to the size
exclusively of outside directors,            and composition of the Board; review qualifications of potential
a majority of whom are                       candidates for election to the Board; recommend the slate of nominees
unrelated directors, with the                for presentation at the annual shareholders' meeting; make
responsibility for proposing                 recommendations with respect to the membership of committees; and
new nominees to the board and                periodically assess the performance of the Board and its various
for assessing directors on an                committees.
ongoing basis.                           -   Nominees for the position of Chairman of the Board are the responsibility of the full Board.
The board of directors should            -   The Corporate Governance and Nominating Committee is composed of
implement a process to be                    six directors, all of whom are outside and unrelated directors.
carried out by an appropriate            -   The Committee met twice during the year ended December 31, 2002.
committee for assessing the
effectiveness of the board, its
committees and the
contribution of individual
directors.
-----------------------------------------------------------------------------------------------------------------------
The company should provide               -   The orientation of new directors consists of a presentation regarding their
an orientation and education                 general responsibilities as directors. In addition, an executive of each of
program for new recruits to the              the main operating divisions provides new directors with an overview of
board.                                       current issues and business strategies.
                                         -   Management on a regular basis gives presentations to the Board on various aspects relevant to the business, in addition to providing the directors with updates on business and governance initiatives.
                                         -   In addition, Board meetings are combined with tours of the Company's facilities so that the directors can gain greater insight into the Company's business operations.
-----------------------------------------------------------------------------------------------------------------------
The board of directors should            -   The Board has determined that 13 directors is an appropriate number at
examine its size and determine               the current time, given the Company's structure and needs, as this
the impact of the number of                  permits the Board to be large enough for diversity of experience and
directors on the effectiveness of            opinion, yet small enough to allow for efficient operation and decision
decision-making.                             making.
-----------------------------------------------------------------------------------------------------------------------
The board of directors should            -   The Human Resources Committee is responsible for reviewing and
review the adequacy and form                 recommending directors' compensation. It reviews external surveys to
of the compensation of                       compare the compensation paid by the Company with compensation paid
directors and ensure the                     to directors in other organizations. In addition, the Committee considers
compensation realistically                   time commitment, risks and responsibilities.
reflects the responsibilities and        -   The Human Resources Committee is composed of six directors, all of
risk involved in being an                    whom are outside and unrelated directors.
effective director.                      -   The Committee met four times during the year ended December 31,
                                             2002.
-----------------------------------------------------------------------------------------------------------------------

                           EXTENDICARE PROXY CIRCULAR

                                                                      APPENDIX A

-----------------------------------------------------------------------------------------------------------------------
TSX GUIDELINES                           EXTENDICARE'S GOVERNANCE PRACTICES
-----------------------------------------------------------------------------------------------------------------------
Committees of the board of               -   Each Committee is composed exclusively of outside directors, all of
directors should generally be                whom are unrelated to the Company.
composed of outside directors,           -   The Chairman of the Board and the CEO currently participate in
a majority of whom are                       committee meetings as ex-officio members.
unrelated directors, although
some board committees may
include one or more inside
directors.
-----------------------------------------------------------------------------------------------------------------------
The board of directors should            -   The Corporate Governance and Nominating Committee oversees issues
expressly assume responsibility              of corporate governance as they apply to the Company and recommends
for, or assign to a committee of             amendments to the Company's corporate governance procedures where
the board the general                        appropriate.
responsibility for, developing
the company's approach to
governance issues. This
committee would, among other
things, be responsible for the
company's response to these
guidelines.
-----------------------------------------------------------------------------------------------------------------------
The board of directors, together         -   Guidelines for the Board have been established defining the role and
with the CEO, should develop                 responsibility of the Board and setting out those matters requiring Board
position descriptions for the                approval. The Board has delegated to senior management the
board and for the CEO,                       responsibility for day-to-day management of the business of the
involving the definition of the              Company. In addition to those matters, which must by law be approved
limits to management's                       by the Board, the Board retains responsibility for significant changes in
responsibilities. In addition, the           the operations of the Company.
board should approve or                  -   The Human Resources Committee together with the CEO have
develop the corporate                        developed a position description for the CEO, together with the corporate
objectives, which the CEO is                 objectives that the CEO is responsible for meeting.
responsible for meeting.                 -   On an annual basis, the Human Resources Committee reviews the CEO's performance, salary and incentive for recommendation to the Board for its approval.
-----------------------------------------------------------------------------------------------------------------------
The board of directors should            -   The majority of the Board, 12 out of 13, are unrelated, acting
have in place appropriate                    independently of management.
structures and procedures to             -   The role of the Chairman and CEO are separate.
ensure that the board can                -   Each committee of the Board is comprised solely of unrelated directors.
function independently of                -   The Board and its committees meet periodically without management
management.                                  present.
-----------------------------------------------------------------------------------------------------------------------

                           EXTENDICARE PROXY CIRCULAR

                                                                      APPENDIX A

-----------------------------------------------------------------------------------------------------------------------
TSX GUIDELINES                           EXTENDICARE'S GOVERNANCE PRACTICES
-----------------------------------------------------------------------------------------------------------------------
The audit committee of the               -   The Audit Committee is comprised of six directors, all of whom are
board of directors should: be                outside and unrelated directors.
composed only of outside                 -   All members of the Committee are considered by the Board to be
directors; have a specifically               financially literate, in that they maintain the ability to read and
defined mandate; have direct                 understand a balance sheet, an income statement and a cash flow
communication channels with                  statement.
the internal and external                -   Three members of the Committee, Messrs. Dembroski, Buntain and
auditors; and include oversight              MacQuarrie, are considered by the Board to be financial experts in that
responsibility for management                they have the ability to analyze and interpret a full set of financial
reporting on internal control,               statements, including the notes attached thereto, in accordance with
i.e. to ensure that management               generally accepted accounting principles. Specifically, Mr. Dembroski is
has designed and implemented                 a Chartered Accountant, and in addition to his audit experience of public
an effective system of internal              company financial statements, his work experience with RBC Dominion
control.                                     Securities in the Investment Banking and Merger and Acquisition
                                             departments included extensive involvement with financial statement
The TSX proposes, in addition                analysis. Mr. Buntain is President of The Dundee Bank, holds an MBA,
to the above, that all members               is a Fellow of the Canadian Securities Institute, and was a licensed
of the audit committee be                    broker and director of investment firms. His extensive work experience
unrelated, financially literate              included positions as a Director of Research for an investment dealer and
and that one member should be                Director of Corporate Finance and Mergers & Acquisitions where
a financial expert.                          financial analysis was a crucial component. Mr. MacQuarrie is a Senior
                                             Partner of Stewart McKelvey Stirling Scales, with Bachelor degrees in
                                             Law and Commerce from Dalhousie University. Mr. MacQuarrie has gained extensive experience with financial statement preparation and analysis through his diversified practice in corporate and commercial transactions including formations, financings, securities and reorganizations. In addition, he has been a member and Chair of this
                                             Committee for over twenty years.
                                         -   The Audit Committee is mandated by the Board to: review the interim and audited financial statements, including the Management's Discussion and Analysis; review all public disclosure documents containing audited or unaudited financial information; make recommendations regarding the appointment of independent auditors and their remuneration; review any proposed changes in accounting practice or policies; review the nature, scope and results of the external audit; and review with the external and internal auditors, and management, the adequacy of the Company's internal accounting control procedures.
                                         -   The external auditors attend each meeting of the Committee regarding the review of interim and audited financial statements, and the
                                             Committee meets with the external auditors independently of management at least once a year.
                                         -   The Committee met five times during the year ended December 31, 2002.
-----------------------------------------------------------------------------------------------------------------------
The board of directors should            -   Any director may engage outside advisors, at the expense of the
implement a system that                      Company, with respect to the affairs of the Company, upon review of
enables an individual director               such matter with the Corporate Governance and Nominating Committee.
to engage an outside advisor, at
the expense of the company in
appropriate circumstances,
subject to the approval of an
appropriate board committee.
-----------------------------------------------------------------------------------------------------------------------

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                                                                      APPENDIX B
                                EXTENDICARE INC.

                            AUDIT COMMITTEE CHARTER

1. The Audit Committee of the Corporation shall be appointed annually by the Board of Directors and consist of not fewer than three nor more than six directors.

2. The Audit Committee of the Corporation shall consist of at least one member who qualifies as a financial expert, as interpreted by the Board of Directors in its business judgement from time to time.

3. The Chairperson of the Audit Committee and the other members of the Audit Committee shall:

         a) be independent and no member shall have a material business relationship with the Corporation unless the Board of Directors determines in its business judgement, from time to time, that the relationship does not interfere with the exercise of that member's independent judgement and independence from management and the Corporation;

         b) be financially literate as this qualification is interpreted by the Board of Directors in its business judgement from time to time or must become financially literate within a reasonable period of time after appointment to the Audit Committee;

         c) not be an officer or employee of the Corporation, nor a compensated officer or employee of a subsidiary of the Corporation, nor have been such within the three year period next preceding the appointment of the director to the Audit Committee; and

         d) not receive, either directly or indirectly, any other compensation from the Corporation or any affiliate of the Corporation, other than in the member's capacity as a member of the Board of Directors and any Board Committee.

4. The Board of Directors will exercise its business judgement to determine a director's eligibility to be a member of the Audit Committee including a determination regarding the independence of a director.

5.       The scope of the responsibilities of the Audit Committee include:

         a) reviewing and evaluating the performance of the external auditors annually or more frequently as required and recommending their appointment or reappointment by the Shareholders of the Corporation;

         b) reviewing the audit plan with the external auditor and with management;

         c) reviewing with management and with the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting and any significant financial reporting issues occurring or discussed during the fiscal period and the method of resolution;

         d) reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues with which there was a disagreement with management;

         e) reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;

         f) reviewing all post-audit or management letters, containing the recommendations of the external auditor, and management's response and subsequent follow-up to any identified weaknesses or significant comments;

         g) reviewing interim unaudited financial statements before release to the public and where authorized by the Board of Directors, approving the interim unaudited financial statements;

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                                                                      APPENDIX B

         h) reviewing and recommending approval to the Board of Directors, where appropriate, all public disclosure documents (including news releases) containing audited or unaudited financial information before release to the public, including any prospectus, quarterly and annual financial statements, management's discussion and analysis, the annual report and the annual information form;

         i) reviewing the evaluation of internal controls by the external auditor, together with management's response;

         j) reviewing with management all issues of operational risk management, including insurance coverages maintained by the Company, legal exposure, including legal claims or other contingencies as well as tax assessments that could have a material effect upon the financial position or operating results of the Company, management compliance with regulatory requirements, conflicts of interest, and other related matters, in the exercise of its business judgement that it considers as having or tending to have a material impact on the financial position of the Corporation;

         k) reviewing with management any allegations of fraud, or other impropriety, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal controls;

         l) reviewing the appointment of the chief financial officer and of any key financial executive involved in the financial reporting process or any changes in any of these positions;

         m) reviewing and reporting to the Board of Directors on the appointment, replacement, reassignment or dismissal of the internal auditor;

         n)       reviewing the terms of reference of the internal auditor;

         o)       reviewing the annual plan of the internal auditor;

         p) reviewing the reports of the internal auditor with respect to control and financial risk and any other matters appropriate to the duties of the Audit Committee. The Audit Committee shall review the adequacy and appropriateness of management's response, including implementation thereof; and

         q) reviewing and approving the reporting relationship of the internal auditor to ensure that an appropriate segregation of duties is maintained and that the internal auditor has an obligation to report directly to the Audit Committee on matters affecting the duties of the Audit Committee without regard to the internal auditor's other reporting relationships.

6. The Audit Committee shall take all necessary steps, which in its business judgement are necessary, to assure the objectivity and independence of the external auditor, including:

         a) reviewing and approving the terms of the external auditor's engagement, the appropriateness and reasonableness of the proposed audit fees and any unpaid fees;

         b) when there is to be a change of auditor, reviewing all issues related to the change, including the information to be included in the notice of change of auditor and the planned steps for an orderly transition;

         c) reviewing all reportable events, including disagreements, unresolved issues and consultations on a routine basis;

         d) establishing and maintaining procedures for preapproval by the Audit Committee of all proposed non-audit services to be provided by the external auditor's firm or its affiliates, together with estimated fees, and considering the impact of these on the independence of the external auditor; and

         e) obtaining from the external auditor on a periodic basis, a formal written statement delineating all relationships between the external auditor and the Corporation, actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor, and for recommending that the Board of Directors take appropriate action in response to the external auditor's report to satisfy itself of the outside auditor's independence.


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                                                                      APPENDIX B

7. The Audit Committee should review and ensure that procedures are in place for the:

         a) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

         b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

8. The Audit Committee shall meet as often as it deems appropriate to discharge its responsibilities and in any event at least four times per year. The meetings will be scheduled so as to permit timely review and consideration of the interim and annual financial statements as well as allowing sufficient time to consider and review the audit plan with management and the external auditors. Additional meetings may be held as deemed necessary by the Chairperson of the Audit Committee or as requested by any member of the Audit Committee or the external auditors.

9. The Audit Committee, annually, shall review and reassess the adequacy of the Audit Committee Charter and report thereon to the Board of Directors of the Corporation.

10. The minutes of all meetings of the Audit Committee shall be provided to the Board of Directors of the Corporation. Oral reports by the Chairperson of the Audit Committee on recent matters not yet minuted shall be provided to the Board of Directors of the Corporation at the next meeting of the Board following the meeting of the Audit Committee.

11. The Audit Committee, as it deems necessary in the exercise of its business judgement, may conduct or authorize investigations into any matters within the Audit Committee's scope of responsibilities. The Audit Committee is authorized to retain independent professionals to assist in the conduct of any investigation.

12. The Audit Committee, annually, will prepare a report for inclusion in the Corporation's Management Information and Proxy Circular relating to its annual shareholder's meeting. That report will include a statement whether the Audit Committee has:

         (a) reviewed and discussed the audited financial statements with management;

         (b) reviewed and discussed the audited financial statements with the external auditors;

         (c) received from the external auditors a report of all of its relationships with the Corporation and has discussed with the external auditors the external auditors' independence; and

         (d) recommended that the audited financial statements of the Corporation be included in the Corporation's Annual Report, distributed to the Shareholders and regulatory authorities as required by law or regulation.

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